Henkel

A Brand like a Friend

04 APR -5 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024084

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum

2004-04-02

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "New Moody's long-term Credit Rating for Henkel: "A2"".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
APR 07 2004
THOMSON
FINANCIAL

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

Encl.

Henkel A Brand like a Friend

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01.04.2004 17:35
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Thema: Press Release "New Moody's long-term Credit Rating for Henkel: A2"

Henkel

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "New Moody's long-term Credit Rating for Henkel: A2", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

New Moody's long-term Credit Rating for Henkel: "A2"

Düsseldorf – The rating agency Moody's lowered its long-term corporate rating on Henkel KGaA from "A1" to "A2/negative outlook". The short-term "P1" rating was confirmed, although with negative outlook.

According to Moody's, the rating action reflects the impact of the debt-financed acquisition of the Dial Corporation on Henkel's credit metrics.

"This decision confirms our published financing consideration for the Dial acquisition," said Lothar Steinebach, CFO of the Henkel Group. "It is our goal to maintain this single-A-rating for the Henkel Group."

Henkel has previously announced that it intends to sell a significant portion or all of its holdings of shares of common stock of Ecolab Inc. or The Clorox Company, or a combination of both.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2002 the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

April 1, 2004

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

Contact:
Henkel Group
Corporate Communications

Ernst Primosch		Lars Witteck	
Phone:	+49-211-797-3533	Phone:	+49-211-797-2606
Fax:	+49-211-798-2484	Fax:	+49-211-798-9208

email: press@henkel.com
press.henkel.com

Pressemitteilung

We distributed this information to MC 1 - 3 world